PL Capital Demands that CFS Bancorp Rectify its Failure to Allow Shareholders to Speak at its Annual Meeting

NAPERVILLE, Ill., May 6, 2009/PR Newswire/ — On April 28, 2009 CFS Bancorp, Inc. (Nasdaq: CITZ) (the Company) held its Annual Meeting of Shareholders (the Annual Meeting). During the Annual Meeting, the Company’s executives presented and reviewed the 2008 results, first quarter 2009 results and outlook for 2009. A representative of PL Capital, LLC (together with its affiliates, the largest shareholder of CFS Bancorp) was present at the Annual Meeting and looking forward to asking a series of questions about the Company’s dismal financial results and perceived weak corporate governance practices.

Shockingly, at no time during the open forum of the Annual Meeting were any shareholders allowed to ask questions or make comments. Instead, the Company abruptly ended the Annual Meeting, announced a ten minute recess, and then offered to come back to meet individually with shareholders if anyone wanted to “hang around.”

PL Capital believes the failure to hold an open forum for questions and answers is a violation of NASDAQ Rule 5620, which requires that NASDAQ listed companies hold an annual meeting and provide their shareholders with an opportunity to discuss the Company’s affairs with management at such annual meeting. PL Capital has filed a formal complaint with NASDAQ regarding this matter.

PL Capital also believes that the Company’s actions are a corporate governance failure and a potential breach of fiduciary duty to shareholders, and must be rectified.

On May 5, 2009 PL Capital sent the following letter to the board of directors, demanding that CFS Bancorp rectify its failure to allow shareholders to speak or ask questions at the Annual Meeting by holding a public forum where all shareholders, analysts, investors and other interested parties can ask questions of CFS Bancorp’s management and board of directors. PL Capital’s letter also contains an appendix with examples of the questions and comments that the Company’s board of directors and management need to answer.

The following letter was sent by PL Capital to the board of directors of CFS Bancorp, Inc:

May 5, 2009

The Board of Directors
CFS Bancorp, Inc.
707 Ridge Road
Munster, IN 46321

Dear Members of the Board of Directors:

On April 28, 2009 CFS Bancorp, Inc. (the Company) held it’s Annual Meeting of Shareholders (the Annual Meeting). During the Annual Meeting, Company executives presented and reviewed the 2008 results, first quarter 2009 results and outlook for 2009. Shockingly, at no time during the open forum of the Annual Meeting were shareholders allowed to ask questions or make comments (the Company ended the Annual Meeting, announced a ten minute recess, and then offered to meet individually with shareholders who were willing to “hang around”).

PL Capital believes the failure to hold an open forum for questions and answers is a violation of NASDAQ Rule 5620, which requires that NASDAQ listed companies hold an annual meeting and provide their shareholders with an opportunity to discuss the Company’s affairs with management at such annual meeting. PL Capital has filed a formal complaint with NASDAQ regarding this matter.

PL Capital also believes that the Company’s actions are a corporate governance failure and a potential breach of fiduciary duty to shareholders, and must be rectified.

Shareholders are entitled to have their questions and concerns addressed in an Annual Meeting. In fact, that is one of the primary purposes for holding an Annual Meeting, a public forum where interested shareholders can ask management questions about their company and its financial condition. It appears that the Board of Directors and management were incapable or afraid of publicly responding to shareholders and defending the Company’s dismal financial results and weak corporate governance practices. If the Board knowingly approved or allowed such behavior, then the members of the Board have breached their fiduciary duty to protect the interests of shareholders. Even if the board was unaware of management’s intentions, the Board has a duty to rectify this corporate governance failure by holding another meeting/forum for all shareholders and interested parties.

We believe the Company’s actions are:

o	A violation of NASDAQ Rule 5620, which requires that NASDAQ listed companies hold an annual meeting and provide their shareholders with an opportunity to discuss the company’s affairs with management at such annual meeting;

o	Contrary to the Company's long standing practice of allowing shareholder questions and comments during all prior annual meetings;

o	Contrary to the practices of virtually every other publicly traded corporation in the U.S. (see what happened to Home Depot’s board and CEO after they did the same thing at their 2006 annual meeting);

o	Contrary to good corporate governance practices;

o	Contrary to directors' fiduciary duty to shareholders, and common courtesy;

o	An affront to the shareholders who came to the Annual Meeting (many of whom took time off from work or other activities) to ask questions themselves or to listen to other shareholders ask questions;

o	Inexcusable behavior that should not have been countenanced by the Board of Directors (and if management engaged in this behavior without prior Board approval, the Board should impose severe disciplinary actions on the individuals who made this decision);

o	Inexcusable behavior because the Company does not hold quarterly conference calls (when else are shareholders allowed to ask questions or make comments?);

o	Inexcusable behavior because the Company’s management does not generally make itself publicly available to analysts or investors (when was the last time Tom Prisby or Chuck Cole made a presentation at a banking conference for investors and analysts?);

o	A tactical blunder if it was an attempt to stifle PL Capital’s resolve—we are now 110% committed to enforcing our rights and the rights of all shareholders; and

o	A tactical blunder if it was an attempt to avoid public discussion of the Company’s dismal performance and poor corporate governance. The local press was in attendance and now they have an issue to write about that is potentially more damaging than any negative press that the Company would have received by forthrightly addressing the questions and concerns of its shareholders at the Annual Meeting. Additionally, the national financial press is now focused on this story as well (PL Capital principal John Palmer was interviewed by The American Banker as well as SNL Financial, specifically about the Company’s attempt to stifle shareholders’ at the Annual Meeting). We assure you that the Company will now have to publicly address its performance and corporate governance shortcomings under more intense scrutiny than if it had done it so forthrightly at the Annual Meeting.

Particularly concerning is the fact that prior to the Annual Meeting, PL Capital principal John Palmer and PL Capital’s legal counsel, Phillip Goldberg of Foley & Lardner LLP, specifically asked the Company’s legal counsel, Mr. Chulos, if Mr. Palmer and other shareholders’ questions and comments would be permitted during the Annual Meeting. Mr. Chulos misled Mr. Palmer and Mr. Goldberg to believe that Mr. Palmer and other shareholders would be permitted to ask questions and make comments. We suggest that the board contact Mr. Chulos to obtain a copy of Mr. Goldberg’s letter dated April 29 to Mr. Chulos on this subject.

Given that we and all other shareholders were denied an opportunity to ask questions and make comments, we are submitting the following questions and comments that we want addressed by the Company publicly (see attached Appendix A). The Company can address these items:

o	In an investor forum that is open to all shareholders and interested parties (similar to what many public companies hold annually with analysts, potential investors and shareholders). The forum should be webcast or recorded so it meets SEC Regulation FD requirements; and

o	In a written response/presentation, a copy of which the Company would make available to all shareholders and interested parties via a Form 8-K filing.

Clearly, it is the duty of the Board of Directors to work for the best interests of the Company and its shareholders, not management. As discussed above, we believe the 2009 Annual Meeting was handled inappropriately and the Company must rectify this in the near future by providing its shareholders with a public forum to address their questions and concerns. We would be pleased to meet with the members of the Board at the board’s convenience to discuss this matter.

Best regards,

John Palmer	Richard Lashley
Principal	Principal

cc:	Mr. Phillip Goldberg, Foley & Lardner
Office of Thrift Supervision, Washington, D.C.
Office of Thrift Supervision, Chicago, IL

APPENDIX A

      QUESTIONS/COMMENTS:

1.

The Company lost $11.3 million in 2008. In its presentation at the Annual Meeting, the Company implied that the Company’s loss was no different than the results for the entire banking industry (a graphic was shown noting that the banking industry as a whole lost money). Contrary to these statements and implications, the fact is that 77% of all banks/thrifts in the U.S. made money in 2008 (source: FDIC) and the Company’s results were demonstrably worse than its peers (we suggest that the Company prepare an analysis of its comparative performance by comparing itself to the self selected peer group used to evaluate executive compensation, shown on page 17 of the Company’s proxy—if it’s the right group to evaluate the pay of the Company’s executives then it should be appropriate to use to evaluate the Company’s performance).

2.

The Company’s nonperforming assets (NPAs) at 12/31/08 were over 5% of assets. The Company’s statements at the Annual Meeting implied that this was due to the economy. However, we believe the economy cannot be solely to blame when the Company’s NPAs were above 2% in 2004 and 2006 (a ratio which was way above industry averages at that time; and 2004 and 2006 were years in which the economy was still strong). Indeed, we suspect that there are long standing credit quality issues that are specific to the Company, which should be discussed. We suggest that a peer group analysis of the Company’s NPAs and other credit quality metrics be prepared using the peer group noted in Item 1 above.

3.

The Company’s nonperforming assets (NPAs) at 12/31/08 are over 5% of assets. The Company’s statements at the Annual Meeting implied that this was consistent with industry peers. In fact, the Company’s NPAs are 4x the industry average (the average NPA ratio for all publicly traded banks/thrifts was 1.29% at 12/31/08—Source: SNL Financial). We suggest that a peer group analysis be prepared using the peer group noted in 1 above.

4.	In late 2008 and early 2009, the Company cut the dividend twice, from $0.12 per share per quarter, to $0.04 per share per quarter, then to $0.01 per share per quarter. Why was the dividend cut when:

a.	The holding company (CFS Bancorp, Inc.) has no outstanding debt or preferred stock to service.

b.	The Company has approximately 10% tangible capital.

c.	Many shareholders of the Company rely on the dividends for income.

d.	The Company turned down capital from the TARP program because the Company had “sufficient capital.”

e.	The Company claims that its Allowance for Loan Losses is adequate.

5.

Were shareholders’ dividend cuts caused by CFS Bancorp, Inc. (the Holding Company) pulling $29.9 million of dividends out of Citizens Financial Bank (the Bank) in the years 2006, 2007 and 2008, when cumulative earnings were only $1.6 million in those years (thereby triggering regulatory restrictions by the OTS)? (Source: Note 19 to the 2008 Consolidated Financial Statements)

a.	Did this apparent mismanagement of the Bank’s dividends to the Holding Company result in the Office of Thrift Supervision (the OTS) imposing regulatory restrictions on the Bank’s ability to pay dividends to the Holding Company (and thereby to shareholders)?

b.	Who in management was responsible for recommending these excessive dividends to the Holding Company?

c.	Why did the board approve these excessive dividends to the Holding Company?

d.	Who is being held accountable for this?

6.	In connection with the $29.9 million of dividends paid by the Bank to the Holding Company, $28.5 million of that $29.9 million was spent on stock buybacks at average prices above $14.00 per share.

a.	These large stock buybacks, which depleted regulatory and GAAP capital, appear to have been the proximate cause of the OTS regulatory restriction which now prohibits stock buybacks by the Company (and left no funds available at the holding company for dividends, as noted in 5 above). This is unfortunate, because stock buybacks would be especially beneficial now that the stock is trading at a fraction of book value and at all time lows.

b.	Who in management was responsible for recommending the large stock buybacks?

c.	Who in management was responsible for the day to day execution of the stock buyback plan?

d.	Why did the board approve the large stock buybacks?

e.	Who is being held accountable for the negative impact of the large stock buybacks?

7.	When does the Company project that it will be able to pay a higher dividend? What factors should shareholders monitor?

8.	Why did the Company fail to file a press release (it issued a Form 8-K instead) announcing the dividend cut to $0.01 per share and the imposition of the OTS regulatory restrictions?

a.	It appears that historically, all other dividend announcements were issued via a press release.

b.	The OTS agreement is extremely important and should have been widely disseminated via a press release (please don’t tell us that Form 8-Ks are sufficient to satisfy Regulation FD, as we fully understand what is legally and minimally sufficient, versus what is appropriate in the circumstances and in line with protecting the interests of shareholders);

c.	We fear that we see a pattern developing of a management team that is afraid to face the public and shareholders with bad news.

9.

The Form 8-K filed 3/20/09 announcing the “informal agreements” with the OTS do not specify exactly when those agreements were entered into. Please clarify what dates those agreements were entered into and if they were not promptly disclosed to the public, please discuss why.

10.

At 12/31/08 the Company had $15.5 million of net deferred tax assets, with no valuation allowance, due to the fact that “management believes that it is more likely than not that the deferred tax assets will be realized.” (Note 10 to the 2008 consolidated financial statements)

a.	How many years of projected taxable income were used to justify this asset?

b.	Was any part of the net deferred tax asset treated as a “disallowed” deferred tax asset for regulatory capital purposes at 12/31/08 or 3/31/09?

c.	If management believes its projected income is sufficient to justify the deferred tax asset, why is the OTS restricting dividend payments and stock buybacks? There appears to be a disconnect between management’s view of its prospects versus that of its primary regulator.

11.

Page 30 of the Company’s proxy statement shows a chart of the relative performance of the stock over the past 5 years versus various benchmarks. The chart shows that the Company’s stock has dramatically underperformed both the overall stock market (as measured by the S&P 500 index) and its selected bank peer index (the Nasdaq Bank index). Since May 2007, the stock at its worst declined 88%, and was still down 75% as of April 28, 2009. Despite this, during the past 52 weeks, only one member of the Board of Directors purchased any shares in the open market (excluding stock granted via Company plans), and that one director purchased less than 2,500 shares. Why such a weak commitment to the Company by directors at a time when confidence is low and shareholders want to see shared sacrifice and commitment from insiders?

12.

During 2008 alone, the Company paid over $375,000 to Caprio-Prisby Architectural Design, a Hinsdale, IL architectural firm in which the Chairman’s son is a principal (Source: Company’s proxy page 10). The Company also employs two of the Chairman’s children (son Michael Prisby—2008 compensation and benefits=$168,488, and daughter Sandra Prisby—2008 compensation and benefits=$112,569) (Source: Company’s proxy page 10).

a.	These types of related party transactions may be appropriate for a family run business, but are, we believe, inappropriate for a public company.

b.	The Company’s own “Code of Conduct and Ethics” for officers and directors states:

“It is your duty to avoid situations from which you or an immediate family member might benefit personally, directly or indirectly, or that give the perception that you or an immediate family member is benefiting personally ….”

        Please reconcile the Company’s Code of Conduct with related party transactions noted above.

13.	Why did the Chairman receive a 5.6% pay increase in 2008 in light of the Company’s dismal financial results and the dramatic decline in shareholder value and dividends?

14.	Several local shareholders (from the Munster, IN area) have commented to us that they are disappointed that Chairman and CEO Thomas Prisby lives in Hinsdale, IL, well outside the local community of Munster, IN and Northwest Indiana. As a local bank, why does the Board countenance that?

15.	In 2008 and early 2009, the Board of Directors cut shareholders’ income (dividends) while also presiding over a dramatic destruction of shareholder value (the stock price). Yet the Board did not cut its own fees or the salaries of management. Why not?

16.	The Company’s 2008 proxy (page 12 and 13) discloses the board’s process for selecting and nominating new director candidates.

On page 13 we noted the following: “We believe the board of directors works best when operated in a spirit of collegiality, mutual respect and trust. Consequently, unsolicited recommendations regarding potential director candidates may be subject to additional scrutiny and reliable references will be required for all prospective members. The corporate governance and nominating committee will take special care to insure that potential candidates do not possess undisclosed motives for seeking the nomination, conflicting loyalties to special interest groups or a desire to represent a distinct subset of our shareholders.”

Why are nominees for director by outside parties (i.e. shareholders) subject to “additional scrutiny” and “special care,” while those nominees hand-picked by the board are not? We for one want director candidates that are looking out for the Company and shareholders and are truly independent of management.

17.	The 2003 and 2008 Equity Incentive Plans (but not the 1998 Plan) both contain a feature that appears to allow expired stock options to be re-granted (options typical expire unexercised because the stock price is below the option exercise price). In effect, these become perpetual options that will keep being re-granted until the stock price eventually exceeds the option exercise price. This is an abuse of the entire concept of stock options and incentive compensation because it is no longer an option at that point, it’s a certainty. If the stock price declines during the term of the option (typically ten years) then the option should expire and not be re-issued. Please explain why this feature is appropriate (we do not care that it was approved by shareholders; we are concerned about why the board and management even presented it that way to shareholders)?

18.	The Company has been public for ten years and the Bank has been in business since 1934. It has in excess of one billion dollars in assets, a size large enough to achieve operating efficiencies. Yet, the Company has never once achieved an annual return on equity (ROE) above 6%. Why not? At what point do the Board of Directors and management have to take responsibility for that? Is it time for new leadership? Is it time to sell CFS Bancorp to a bank that can achieve higher performance for shareholders? If not, why not?

**************************************************

PL Capital, LLC and its affiliates own approximately 9.5% of CFS Bancorp and are CFS Bancorp’s largest outside shareholder.

Contact: PL Capital LLC: John Palmer at 630-848-1340 (palmersail@aol.com) or Richard Lashley at 973-360-1666 (bankfund@aol.com)

Important Information

This press release is not a solicitation of a proxy from any security holder of CFS Bancorp, Inc. PL Capital, LLC and its affiliates (the “PL Capital Group”) may elect to nominate and file proxy materials to enable the PL Capital Group to solicit votes for the election of one or both of John Palmer and Richard Lashley as members of the Board of Directors of CFS Bancorp (the “PL Capital Nominees). If the PL Capital Group nominates either of these individuals to serve as directors of CFS Bancorp, the PL Capital Group will send a definitive proxy statement, WHITE proxy card and related proxy materials to shareholders of CFS Bancorp seeking their support of the PL Capital Nominees at CFS Bancorp’s 2010 Annual Meeting of Shareholders. Shareholders are urged to read the definitive proxy statement and WHITE proxy card when, and if, they become available, because they will contain important information about the PL Capital Group, the PL Capital Nominees, CFS Bancorp and related matters. Shareholders may obtain a free copy of the definitive proxy statement and WHITE proxy card (when, and if, available) and other documents filed by the PL Capital Group with the Securities and Exchange Commission (“SEC”) at the SEC’s web site at www.sec.gov. The definitive proxy statement (when, and if, available) and other related SEC documents filed by the PL Capital Group with the SEC may also be obtained free of charge from the PL Capital Group.

Participants in Solicitation

The PL Capital Group currently consists of the following persons who, if the PL Capital Group elects to nominate the PL Capital Nominees, will be participants in the solicitation from CFS Bancorp, Inc.‘s shareholders of proxies in favor of the PL Capital Nominees: PL Capital, LLC; Goodbody/PL Capital, LLC; Financial Edge Fund, L.P.; Financial Edge-Strategic Fund, L.P.; PL Capital/Focused Fund, L.P.; Goodbody/PL Capital, L.P.; PL Capital Advisors, LLC; Richard J. Lashley; Beth Lashley; John W. Palmer; Irving A. Smokler and Red Rose Trading Estonia OU. Such participants may have interests in the solicitation, including as a result of holding shares of CFS Bancorp common stock. Information regarding the participants and their interests will be contained in the definitive proxy statement (when, and if, available) filed by PL Capital Group with the SEC in connection with CFS Bancorp’s 2010 Annual Meeting of Shareholders.